October 1, 2014
Stephanie J. Ciboroski
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7561

Re:	Santander Mexico Financial Group, S.A.B. de C.V. Form 20-F for the Fiscal Year Ended December 31, 2013 Filed April 29, 2014 File No. 001-35658
Dear Ms. Ciboroski:

By letter dated September 17, 2014, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Annual Report on Form 20-F for the Year Ended December 31, 2013 (the “2013 Form 20-F”) of Santander Mexico Financial Group, S.A.B. de C.V. (“Santander Mexico” or the “Group,” also referred to in this letter as “we”) filed with the SEC on April 29, 2014.

Our responses to the Staff’s comments on the 2013 Form 20-F are set forth below. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text. Our response follows each comment.

Form 20-F for the Fiscal Year Ended December 31, 2013

Note 2 – Accounting Policies, page F-17

d) Measurement of Financial Assets and Liabilities and Recognition of Fair Value Changes, page F-23

1.
We note your disclosure on page F-25 that fair value measurements that incorporate significant unobservable assumptions are classified as Level 3. We also note that over 99% of your financial assets and 100% of your financial liabilities that are valued using internal models are classified as Level 2 in the fair value hierarchy. Please respond to the following:

•	Tell us how you define “significant unobservable assumptions” for purposes of the classification of financial assets and liabilities in the fair value hierarchy.

•
Describe in more detail how the “present value (analytic method)” is utilized in valuing your various financial assets and liabilities. For example, your disclosure on page F-25 describes the analytic method as a “close formula”. Explain to us how your present value methodology uses “close formula” data to develop fair value estimates.

Response

We respectfully inform the Staff that we define “significant unobservable assumptions” as inputs for which market data are not available and that are significant to the fair value measurement in question.  The significance of unobservable inputs may be based on a qualitative assessment of the nature of both the

Stephanie Ciboroski Securities and Exchange Commission	Page 2 of 13

inputs and the fair value measurement, or a quantitative assessment involving a sensitivity analysis that considers reasonably possible changes to the unobservable inputs and comparing such changes to benchmark thresholds of significance.

As an example, the unobservable inputs used in estimating the fair value of derivative instruments, which encompass, among others, the swaps assets and liabilities and the financial liabilities held for trading reported in the fair value hierarchy tables, are comprised of inputs such as the real rate adjustment. The real rate adjustment applies to all derivative instruments with underlying UDI. The adjustment is due to the lack of liquidity in the related markets as evidenced by significant differences between the Bid and Ask of such interest rates.

We propose to include the following disclosure in our future filings to define “significant unobservable assumptions” for purposes of the classification of financial assets and liabilities in the fair value hierarchy.

Fair value measurements that incorporate significant unobservable assumptions are classified as Level 3. Significant unobservable assumptions are defined as inputs for which observable market data are not available and that are significant to the fair value measurement. Such assumptions are developed using the best information available about assumptions that market participants would use when pricing the asset or liability.

 Additionally, we will revise the disclosures on pages F-25 and F-26 as indicated below in our future filings to more clearly describe how the analytic method is utilized in valuing our various financial assets and liabilities based on a non close formula:

d. Financial derivatives (assets and liabilities)

The estimated fair value of futures contracts is calculated using the prices quoted on the Derivatives Exchange Market (Mercado Mexicano de Derivados and Chicago Mercantile Exchange) of identical instruments.

If there are no quoted prices on the market (either direct or indirect) for a derivative instrument, the respective fair value estimates are calculated by using one of the following models and valuation techniques ~~such as Black -Scholes, trinomial trees and the Monte Carlo simulation, taking into consideration the relevant inputs such as implied volatility of traded options.~~:

~~The fair value of an instrument using valuation techniques is obtained with one of the following methods: Analytic (close formula), the Monte Carlo simulation, trinomial trees and the partial differential equation solver.~~

Analytic method

i. Non close formula

In the valuation of financial instruments permitting static hedging (such as loans, deposits, forwards, and swaps), the present value method is used ~~(analytic method)~~. ~~This method discounts estimated future cash flows using the market yield curves of the related currencies. The yield curves are observable market data.~~ This method consists of a) calculating the expected cash flows and b) discounting the expected cash flows at the risk interest rate through the applicable discount

Stephanie Ciboroski Securities and Exchange Commission	Page 3 of 13

factor. Both steps use observable market data (yield curves, foreign exchange spot rates and so forth) which are provided by a market data supplier (price vendor).

ii. Close formula

In the valuation of plain vanilla options, the Black-Scholes model ~~(analytic method)~~ is used. This model assumes that the underlying price follows a lognormal distribution.

f) Offsetting of Financial Instruments, page F-34

2.
We note the column titled “financial assets not in scope of offsetting disclosures” as of December 31, 2012 and 2013. Please tell us in more detail why none of your repurchase agreements and reverse repurchase agreements are within the scope of these disclosures, particularly in light of the fact that your disclosure on page F-34 indicates that repurchase agreements, reverse repurchase agreements, securities borrowing and lending agreements are covered by master agreements with netting terms similar to those of ISDA master netting arrangements. Additionally, please tell us the types of “other financial instruments” classified as financial liabilities that are also not within the scope of this guidance.

We respectfully advise the Staff that financial instruments included in the columns presenting “financial assets and financial liabilities not in scope of offsetting disclosures” are comprised of financial instruments for which there are no corresponding assets or liabilities held by counterparties that are eligible for offsetting in connection with the enforceable master netting agreement. We also respectfully inform the Staff that we classified as “other financial instruments”, financial liabilities arising from the outright sale of financial assets acquired under repurchase agreements as they are disclosed in Note 11.b of our Consolidated Financial Statements on page F-58.

In order to clarify these matters, we will modify our disclosures in future filings as follows:

•	Remove the column titled “Financial Assets not in Scope of Offsetting Disclosures” and add those previously reported amounts to the “Gross amount of financial assets” column;

•	Include amounts representing financial instrument collateral and cash collateral related to the instruments reclassified pursuant to the preceding bullet point in the corresponding columns;

•	Include a new column showing “Impact of Master Netting Agreements”; and

•	Include a detailed description of the instruments previously reported as “Other Financial Instruments”.

The revised disclosures are as follows:

Stephanie Ciboroski Securities and Exchange Commission	Page 4 of 13

The following financial assets are subject to offsetting, enforceable master netting arrangements and similar agreements:

As at December 31, 2012

~~Related amounts~~ Amount not offset in the consolidated balance sheet
	Gross ~~amounts of recognized~~ amount of financial assets	Gross ~~amounts of recognized~~ amount of financial liabilities offset in the consolidated balance sheet	Net ~~amounts~~ amount of financial assets presented in the consolidated balance sheet	Impact of Master Netting Agreements ~~Financial instruments (including non-cash collateral)~~	~~Cash~~ Financial instrument collateral ~~received~~	Cash collateral ~~Net amount~~	~~Financial assets not in scope of offsetting disclosures~~ Net amount

Derivative financial assets	~~73,078~~80,252	-	~~73,078~~80,252	~~(61,235)~~(61,383)	~~(2,012)~~ (6)	~~9,831~~(5,725)	~~7,174~~13,138

Repurchase agreements	~~6,600~~63,168	-	~~6,600~~63,168	(6,600)	-(56,568)	-	-~~56,568~~-

Total	~~79,678~~143,420	-	~~79,678~~143,420	~~(67,835)~~ (67,983)	~~(2,012)~~(56,574)	~~9,831~~(5,725)	~~63,742~~13,138

As at December 31, 2013

~~Related amounts~~ Amount not offset in the consolidated balance sheet
	Gross ~~amounts of recognized~~ amount of financial assets	Gross ~~amounts of recognized~~ amount of financial liabilities offset in the consolidated balance sheet	Net ~~amounts~~ amount of financial assets presented in the consolidated balance sheet	Impact of Master Netting Agreements ~~Financial instruments (including non-cash collateral)~~	~~Cash~~ Financial instrument collateral ~~received~~	Cash collateral ~~Net amount~~	~~Financial assets not in scope of offsetting disclosures~~ Net amount

Derivative financial assets	~~69,270~~73,221	-	~~69,270~~73,221	~~(59,472)~~(59,457)	~~(2,650)(~~343)	~~7,148~~(4,944)	~~3,951~~8,477

Repurchase agreements	-86,361	-	-86,361	-	-(86,361)	-	-~~86,361~~

Total	~~69,270~~159,582	-	~~69,270~~159,582	~~(59,472)~~(59,457)	~~(2,650)~~(86,704)	~~7,148~~(4,944)	~~90,312~~8,477

Stephanie Ciboroski Securities and Exchange Commission	Page 5 of 13

The following financial liabilities are subject to offsetting, enforceable master netting arrangements and similar agreements:

As at December 31, 2012

				~~Related amounts~~ Amount not offset in the consolidated balance sheet
	Gross ~~amounts  of recognized~~ amount of financial liabilities	Gross ~~amounts of recognized~~ amount of financial assets offset in the consolidated balance sheet	Net ~~amounts~~ amount of financial liabilities presented in the consolidated balance sheet	Impact of Master Netting Agreements ~~Financial instruments (including non-cash collateral)~~	~~Cash~~ Financial instrument collateral ~~provided~~	Cash collateral ~~Net amount~~	~~Financial liabilities not in scope of offsetting disclosures~~ Net amount

Derivative financial liabilities	~~76,569~~79,764	-	~~76,569~~79,764	~~(61,235)~~(61,383)	~~(4,833)~~(1,917)	~~10,501~~(11,800)	~~3,195~~4,664

Reverse repurchase agreements	~~6,600~~71,192	-	~~6,600~~71,192	(6,600)	~~-~~(64,592)	~~-~~	-~~64,592~~

Short positions (securities lending and borrowing agreements) (see Note 11.b)	-	-	-	-	-	-	-

~~Other~~ Financial liabilities arising from the outright sale of financial ~~instruments~~ assets acquired under repurchase agreements	~~-~~55,794	~~-~~	~~-~~55,794	-	-(55,794)	-	-55,794
(see Note 11.b)

Total	~~83,169~~206,750	-	~~83,169~~206,750	~~(67,835)~~(67,983)	~~(4,833)~~(122,303)	~~10,501~~(11,800)	~~123,581~~4,664

As at December 31, 2013

				~~Related amounts~~ Amount not offset in the consolidated balance sheet
	Gross ~~amounts of recognized~~ amount of financial liabilities	Gross ~~amounts of recognized~~ amount of financial assets offset in the consolidated balance sheet	Net ~~amounts~~ amount of financial liabilities presented in the consolidated balance sheet	Impact of Master Netting Agreements ~~Financial instruments (including non-cash collateral)~~	~~Cash~~ Financial instrument collateral ~~provided~~	Cash collateral ~~Net amount~~	~~Financial liabilities not in scope of offsetting disclosures~~ Net amount

Derivative financial liabilities	~~70,925~~73,165	-	~~70,925~~73,165	~~(59,472)~~(59,457)	~~(8,463)~~(492)	~~2,990~~(9,786)	~~2,240~~3,430

Reverse repurchase agreements	-76,025	-	-76,025	-	-(76,025)	-	-~~76,025~~

Short positions (securities lending and borrowing agreements) (see Note 11.b)	-	-	-	-	-	-	-

~~Other~~ Financial liabilities arising from the outright sale of financial ~~instruments~~ assets acquired under repurchase agreements	-51,964	~~-~~	-51,964	-	-(51,964)	-	-~~51,964~~
(see Note 11.b)

Total	~~70,925~~201,154	-	~~70,925~~201,154	~~(59,472)~~(59,457)	~~(8,463)~~(128,481)	~~2,990~~(9,786)	~~130,229~~3,430

Stephanie Ciboroski Securities and Exchange Commission	Page 6 of 13

Note 42 – Personnel Expenses, page 120

b) Global Program, page F-121

3.	You disclose that the cost of the Global Program share-based payment plan is calculated at the grant date on a pro-rata basis. Please respond to the following:

•	Tell us how you determine the fair value of the Global Program and tell us whether you consider the TSR and EPS objectives as performance or market conditions.

•
Please clarify which example in paragraph B52 of IFRS 2 is applicable to your stock performance plan and how you account for these under IFRS 2 (i.e. equity-settled share-based payments or cash-settled share based payments).

•	Tell us the offsetting journal entry you record when you recognize compensation expense for this plan.

•	Tell us how you determine the amount of any cash obligation you have to Banco Santander (Spain) for the awards that vest and tell us the journal entry you record for this transaction.

Response

We acknowledge the Staff’s comments and respectfully advise the Staff as follows:

•
The fair value at grant date is determined using a Monte Carlo model, which represents the basis for the cash obligation we have to Banco Santander (Spain), and is recorded on a straight-line basis over the life of the award. The TSR objective is a market based objective. Please note that as of December 31, 2011, 2012 and 2013 the EPS objective is not a valid objective regarding the Global Plan.

•
The most recent Global Program share-based payment award was granted on July 1, 2011 and expired on June 30, 2014. During 2012 and 2013, no awards under the Global Program share- based payment were granted. In the future, the Global Program has been replaced by a local program in which all awards will be paid with equity instruments of Santander Mexico.

•
The Global Program corresponds to the example in letter b) of paragraph B52 of IFRS 2 (cash-settled share-based payment). As a cash-settled share-based payment award, the offset of the journal entry to record the compensation expense is a liability for share-based payment awards.

•	The journal entries are as follows:

a)	Payment request received from Banco Santander (Spain) for a fixed amount calculated at the beginning of the plan:

Debit Personnel Expenses

Credit Accounts payable to Banco Santander (Spain)

Represents the debit and credit on a monthly basis being 1/36th of above-mentioned fixed amount.

Stephanie Ciboroski Securities and Exchange Commission	Page 7 of 13

b)	Payment to Banco Santander (Spain) on a semi-annual basis:

Debit Accounts Payable to Banco Santander (Spain)

Credit Cash and Banks

Represents the debit and credit on a semi-annual basis to relieve 6/36th of the liability through payment to Banco Santander (Spain)

•
The Group has an agreement with Banco Santander (Spain) under which the Group pays Banco Santander (Spain) for the equity instruments granted to its employees. The cash obligation is determined at the grant date in an amount equal to the fair value of the liability with employees at that date. The Group pays Banco Santander (Spain) on a bi-annual basis. Therefore, at the end of each six-month period, the liability recorded is reversed by the payment made to Banco Santander (Spain).

•
The total expense recorded by the Group in connection with this plan was 91 million pesos, 67 million pesos and 39 million pesos in 2011, 2012 and 2013, respectively. We acknowledge that our policy for measuring the liability differs from IFRS 2, which requires that the fair value of the liability be remeasured at the end of each reporting period and at the date of settlement with any changes in fair value recognized in profit or loss in the consolidated income statement. However, we have concluded that such changes in the fair value of the liability are immaterial to our consolidated financial statements.

The changes in fair value represent the following in our consolidated profit for the year and total equity:

	As of December 31, 2011	As of December 31, 2012	As of December 31, 2013

Consolidated profit for the year	0.52%	0.37%	0.11%

Total equity	0.05%	0.11%	0.10%

Qualitatively, the unrecorded adjustment does not affect any of our regulatory ratios, debt covenants or management compensation schemes.

Stephanie Ciboroski Securities and Exchange Commission	Page 8 of 13

Note 45 – Other Disclosures, page F-124

a) Residual Maturity Periods and Average Interest Rates, page F-124

4.
We note your maturity table includes “certain items” in the consolidated balance sheet as of December 31, 2012 and 2013, and results in substantial negative shortfalls in cash flows for each period. Please tell us why you have excluded trading assets and assets at fair value through profit or loss from these tables, particularly in light of the fact that you have included financial liabilities held for trading and other financial liabilities at fair value through profit or loss.

Response

We acknowledge the Staff’s comment and we propose to include in our maturity table for future filings the trading assets, assets at fair value through profit or loss and hedging derivatives as follows.

Stephanie Ciboroski Securities and Exchange Commission	Page 9 of 13

The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of December 31, 2012, is as follows:

	12/31/2012
		Less					More		Average
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5		Interest
	Demand	Month	Months	Months	Years	Years	Years	Total	Rate

Assets:
Cash and balances with Central Bank	16,967	110	-	-	-	-	31,320	48,397	4.51%
Financial assets held for trading -
Debt instruments	-	551	3,953	36,768	-	-	64,560	105,832	5.04%
Equity instruments	12,466	-	-	-	-	-	-	12,466	-
Trading derivatives	61	244	1,535	3,776	10,444	15,589	48,303	79,952	-
Other Financial Assets at Fair Value through Profit or Loss -
Loans and advances to credit
Institutions – Repurchase agreements	-	59,963	-	-	-	-	-	59,963	4.46%
Loans and advances to Customers – Repurchase agreements	-	3,205	-	-	-	-	-	3,205	4.69%
Available-for-sale financial assets -
Debt instruments	-	183	10,086	10,988	17,440	1,734	6,901	47,332	5.46%
Equity Instruments	186	-	-	-	-	-	-	186	-
Loans and receivables -
Loans and advances to credit
institutions	7,457	44,188	112	-	-	-	114	51,871	2.43%
Loans and advances to customers	3,538	41,487	29,699	65,515	86,401	38,083	80,979	345,702	10.26%
Debt instruments	-	-	-	17	-	3,017	2,429	5,463	4.29%
Hedging derivatives	-	-	21	176	43	12	48	300	-
	~~27,962~~40,675	~~85,968~~149,931	~~39,897~~45,406	~~76,520~~117,240	~~103,841~~114,328	~~42,834~~58,435	~~121,743~~234,654	~~498,765~~760,669
Liabilities:
Financial liabilities held for trading -
Trading derivatives	27	1,240	1,336	6,487	8,925	14,777	45,335	78,127	-
Short positions	-	62,974	-	-	-	-	-	62,974	4.20%
Other Financial Liabilities at Fair Value through Profit or Loss -
Deposits from credit institutions	-	19,603	-	-	-	-	-	19,603	4.49%
Customer deposits	-	50,716	873	-	-	-	-	51,589	4.01%
Financial liabilities at amortized cost -
Deposits from credit institutions	-	10,665	2,313	9,414	794	80	68	23,334	1.87%
Customer deposits	210,915	122,609	11,442	7,518	1,437	415	172	354,508	1.61%
Marketable debt securities	-	19,275	658	9,970	6,193	4,107	14,500	54,703	4.95%
Other financial liabilities	-	22,493	76	3,540	-	202	-	26,311	-
Hedging derivatives	15	-	150	173	117	250	932	1,637	-
	210,957	309,575	16,848	37,102	17,466	19,831	61,007	672,786
Difference (assets less liabilities)	(~~182,995~~170,282)	(~~223,607~~159,644)	~~23,049~~28,558	~~39,418~~80,138	~~86,375~~96,862	~~23,003~~38,604	~~60,736~~173,647	~~(174,021)~~87,883

Stephanie Ciboroski Securities and Exchange Commission	Page 10 of 13

The breakdown by maturity of the balances of certain items in the consolidated balance sheets as of December 31, 2013, is as follows:

	12/31/2013
		Less					More		Average
	On	than 1	1 to 3	3 to 12	1 to 3	3 to 5	than 5		Interest
	Demand	Month	Months	Months	Years	Years	Years	Total	Rate

Assets:
Cash and balances with Central Bank	16,954	1,407	-	-	-	-	31,320	49,681	3.57%
Financial assets held for trading -
Debt instruments	-	1,300	4,169	11,255	-	-	81,916	98,640	4.96%
Equity instruments	5,346	-	-	-	-	-	-	5,346	-
Trading derivatives	51	502	1,560	5,187	12,655	22,047	30,919	72,921	-
Other Financial Assets at Fair Value through Profit or Loss -
Loans and advances to credit
Institutions – Repurchase agreements	-	70,594	-	-	-	-	-	70,594	3.56%
Loans and advances to Customers – Repurchase agreements	-	15,767	-	-	-	-	-	15,767	3.76%
Available-for-sale financial assets -
Debt instruments	-	117	1,607	8,929	14,774	12,216	23,780	61,423	4.38%
Equity Instruments	102	-	-	-	-	-	-	102
Loans and receivables -
Loans and advances to credit
institutions	15,162	35,983	-	-	-	-	101	51,246	3.50%
Loans and advances to customers	11,964	16,896	32,016	86,930	109,718	42,438	84,790	384,752	11.02%
Debt instruments	-	-	-	-	2,317	819	2,523	5,659	3.29%
Hedging derivatives	-	1	1	9	21	-	268	300	-
	~~44,080~~49,579	~~54,403~~142,567	~~33,623~~39,353	~~95,859~~112,310	~~126,809~~139,485	~~55,473~~77,520	~~142,514~~255,617	~~552,761~~816,431
Liabilities:
Financial liabilities held for trading -
Trading derivatives	33	637	1,500	5,314	12,820	18,829	32,640	71,773	-
Short positions	-	64,426	-	-	-	-	-	64,426	3.47%
Other Financial Liabilities at Fair Value through Profit or Loss -
Deposits from Central Bank	-	18,512	-	-	-	-	-	18,512	3.52%
Deposits from credit institutions	-	7	-	-	-	-	-	7	3.59%
Customer deposits	-	55,116	2,390	-	-	-	-	57,506	2.74%
Financial liabilities at amortized cost -
Deposits from Central Bank	4,741	-	-	-	-	-	-	4,741	3.57%
Deposits from credit institutions	11	16,309	8,168	1,318	1,595	4,551	15,004	46,956	3.72%
Customer deposits	257,708	117,821	9,542	2,992	708	556	291	389,618	1.02%
Marketable debt securities	17,939	10,369	2,790	1,995	4,256	978	14,791	53,118	4.03%
Subordinated liabilities	-	-	-	-	-	-	16,824	16,824	5.95%
Other financial liabilities	1,172	13,930	1,217	408	187	13	-	16,927	-
Hedging derivatives	-	76	-	49	230	34	1,003	1,392	-
	281,604	297,203	25,607	12,076	19,796	24,961	80,553	741,800
Difference (assets less liabilities)	(~~237,254~~232,025)	(~~242,800~~154,636)	~~8,016~~13,746	~~83,783~~100,234	~~107,013~~119,689	~~30,512~~52,559	~~61,961~~175,064	~~(189,039)~~74,631

Stephanie Ciboroski Securities and Exchange Commission	Page 11 of 13

Note 48 – Risk Management, page F-136

5.4. Risks and Results, page F-162

5.	We note your presentation of the tables showing your interest rate risk profile and liquidity gap profiles for each of the three years ended December 31, 2013. Please respond to the following:

•
Tell us why “total balance sheet assets” and “total balance sheet liabilities” in the liquidity gap table does not equal “total balance sheet assets” and “total balance sheet liabilities” in the interest rate risk profile table for any year presented.

•
Tell us why “total balance sheet assets” and “total balance sheet liabilities” in both the liquidity gap table and the interest rate risk profile table do not equal total assets and total liabilities on the consolidated balance sheets.

Response

We respectfully inform the Staff that the compilation of the liquidity gap and the interest rate risk profile tables (collectively, the “GAP Tables”) begins with amounts included in the consolidated balance sheets. Items that are subject to interest rate risk and/or liquidity risk are then modeled to include cash flows from interest to be accrued in future periods. Derivative and other financial instruments that are reported at fair value in the consolidated financial statements are reflected in the GAP Tables at their gross expected cash flows for liquidity gap and for re-pricing amounts for interest rate gap.  Items that are not subject to significant interest or liquidity risks are not so modeled. Consequently, the total assets and liabilities reported in the GAP Tables differ from the corresponding amounts reported in the consolidated balance sheets.

The total assets and liabilities reported in the liquidity gap table do not equal the corresponding amounts in the interest rate risk profile tables due to differences in the methods used to estimate future cash flows from interest.  For the interest rate risk profile table, estimated future cash flows from variable rate interest are estimated using forecasted rates for each future period presented, while the estimated future cash flows from interest on variable rate instruments for purposes of the liquidity gap table are calculated using the forward interest rate in effect on the date of the balance sheet.

We will modify the disclosures surrounding the GAP Tables in future filings to clarify the differences as follows:

(Modified lead-in to interest rate risk profile tables)

The table below shows the distribution of interest rate risk by maturity as of December 31, 2013.  The reported amounts include estimated interest on fixed and variable rate instruments. Interest on variable rate instruments is determined using the rate in effect as of the balance sheet date for the first scheduled interest payment and amounts determined based on the contractual spread for each period thereafter (Millions of pesos):

(Modified lead-in to liquidity gap tables)

The table below shows the distribution of the liquidity risk by maturity as of December 31, 2013. The reported amounts include cash flows from interest on fixed and variable rate instruments.  The interest on variable rate instruments is determined using the forward interest rates for each period presented. (Millions of pesos):

**************

Stephanie Ciboroski Securities and Exchange Commission	Page 12 of 13

In connection with the above responses, Santander Mexico hereby acknowledges that:

•	Santander Mexico is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Santander Mexico may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses contained herein, please contact the undersigned at +52 55 5257 8353 or Nicholas A. Kronfeld of Davis Polk & Wardwell LLP at 212-450-4950.

Very truly yours,

/s/ Pedro José Moreno Cantalejo

Pedro José Moreno Cantalejo
Vice President of Administration and Finance
Santander Mexico Financial Group, S.A.B. de C.V.

cc:	Nicholas A. Kronfeld (Davis Polk & Wardwell LLP) Ricardo A. García Chagoyán (Galaz, Yamazaki, Ruiz Urquiza, S.C., member firm of Deloitte Touche Tohmatsu Limited)

Via EDGAR